Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 12, 2011
For Immediate Release	NR#11-06

MAG Provides Update on Favourable ICC Arbitration Decision
and Corrects Inaccuracies Disseminated by Fresnillo

MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”), Vancouver, B.C.  On May 5, 2011, MAG announced that it had received the favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo plc (“Fresnillo”).  MAG has now received a complete translation of the ICC award and wishes to provide the following further details.

On May 9, 2011, Fresnillo issued a news release asserting that the ICC denied MAG's two principal claims and upheld "certain other MAG claims" including MAG's claims related to Fresnillo's December 2008 announcement and subsequent pursuit of an illegal hostile take-under bid for MAG. Fresnillo's news release mischaracterizes the rulings issued by the ICC in a manner that suggests that Fresnillo won the arbitration. In fact, Fresnillo lost the most important claim advanced by MAG in the arbitration proceedings and had its two principal defences soundly rejected by the ICC.  This press release corrects the inaccuracies disseminated by Fresnillo.

Fresnillo's news release fails to recognize that MAG initiated the arbitration in April 2009 as a direct result of Fresnillo's refusal to comply with the standstill provision in the shareholders agreement governing the Minera Juanicipio Joint Venture (the "Shareholders Agreement").  At that time, MAG sought, first and foremost, to have the Fresnillo take-under bid (announced at US$4.54 per share which was a 4.5% discount to the market price on the day prior to announcement) declared a violation of the Shareholders Agreement.  As the Fresnillo release confirms, the ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-under bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further lowball and opportunistic take-under bid by Fresnillo.

As is customary in proceedings of this nature, MAG also advanced a number of ancillary claims.  These ancillary claims related to Fresnillo's actions as operator under the Shareholders Agreement and the ICC found that Fresnillo's actions resulted in numerous breaches and violations of the Shareholders Agreement.  In particular, MAG alleged that Fresnillo failed to abide by the terms of the Shareholders Agreement by, among other things, taking unilateral action regarding the development of the Juanicipio Joint Venture and by intentionally delaying the advancement of the joint venture in a veiled attempt to depress MAG's share price, thereby facilitating the completion of its lowball take-under bid for MAG.

With respect to MAG's claim that Fresnillo breached the agreement by taking unilateral action regarding the development of the Juanicipio Joint Venture, the ICC award states that:

“…including the Valdecañas vein in Fresnillo II, as such is described in the [Fresnillo IPO] Prospectus, without the authorization of the Mining Company and without previously following the process and consideration of plans, programs or authorizations applicable under the Agreement (clauses 7.1 and 7.2), constitutes a violation of the same by Fresnillo…” (Translation)

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Similarly, Fresnillo's assertion that the "Arbitration Panel rejected MAG's claims that Fresnillo was deficient in the execution pace or performance of drilling at the project" is at best misleading in light of the finding by the ICC that:

“Fresnillo violated the [Shareholders] Agreement with its conduct which had the effect of delaying the Feasibility Study under the Agreement”.  (Translation)

While the ICC agreed with several of MAG's claims and held that Fresnillo unequivocally breached the provisions of the Agreement and delayed the advancement of the Juanicipio property towards a feasibility study, the ICC did not award additional damages for these breaches, holding that the damages caused by the delay were too uncertain to quantify under Mexico law.

It is also notable that the ICC soundly rejected Fresnillo's two principal defences: (i) that the Shareholders Agreement no longer governed the Minera Juanicipio joint venture and (ii) that the ICC lacked jurisdiction to hear MAG's complaint.

Dan MacInnis, MAG's President and Chief Executive Officer said: "The purpose of the ICC arbitration has always been about protecting MAG's interest in the Juanicipio property and ensuring that Fresnillo respects MAG's rights and acts in the best interests of the joint venture.  While we believe that awarding damages would have been entirely appropriate, we are nonetheless extremely satisfied with the outcome of the arbitration". He added "Fresnillo tried to convince the ICC that it is not bound by the Shareholders Agreement and was wholly unsuccessful in that endeavour.  With this arbitration finally behind us and the protections afforded to MAG under the Shareholders Agreement now confirmed by the ICC, we are hopeful that Fresnillo will avoid future breaches of the Shareholders Agreement so that the Juanicipio property can be developed in accordance with industry best practice and without further delay or diversion."

Speaking about the ICC's key determination that Fresnillo's take-under bid was illegal and contravened the standstill provision of the Shareholders Agreement, Mr MacInnis said "The standstill provision was included in the Shareholders Agreement to prevent exactly the kind of conduct Fresnillo has engaged in – trying to snatch away our shareholders' interest in one of the most promising silver projects in the world at grossly inadequate value.  MAG's position has always been clear – if Fresnillo wants to consolidate its interest in this terrific project in order to take advantage of the very substantial infrastructure and other synergies such a consolidation would generate, it will not be permitted to do so with a low-ball bid.  Fresnillo has now been told in clear terms that it is bound by our Shareholders Agreement.  MAG will simply not permit Fresnillo to continue to treat the Juanicipio property as if it already owns it.  The protections afforded by the ICC decision will be significant in protecting MAG's shareholders from further opportunistic actions."

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

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For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: www.magsilver.com Phone: (604) 630-1399 Toll free: (866) 630-1399	Email: info@magsilver.com Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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